

May 8, 2014

Via E-mail
G. Troy Meier
Chief Executive Officer
SD Company, Inc.
1583 South 1700 East
Vernal, UT 84078

      Re: **SD Company, Inc.**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed May 6, 2014
               Amendment No. 1 to Registration Statement on Form S-1
               Filed April 30, 2014
               File No. 333-195085

Dear Mr. Meier:

      We have reviewed your response letter dated April 30, 2014 as well as your amended registration statements and have the following additional comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 30, 2014

Recent Developments, page 11

1.   We note you disclose preliminary financial data for the quarter ended March 31, 2014, including estimates of revenue and EBITDA for both you and HRSI, and indicate similar disclosures are included elsewhere in the prospectus. However, we are unable to locate this information. Please revise as necessary to clarify.

Financial Statements

Superior Drilling Products, et al

Note 5 – Guaranteed Debt Obligation, page F-18

2.   We note that you have disclosure on pages 38 and F-18 concerning uncertainty about recovering the value reported for the Tronco assets, stating "The ultimate amount and timing of a distribution to the Company may vary from this estimate depending on the ultimate proceeds received upon sale of the oil and gas assets."   You also have disclosure on page 38 stating that you determined the Meiers and their trusts "...collectively have the capacity to repay any portion of the Tronco Loan that is not repaid through Tronco's sale of its assets."

Given your plans to become a creditor of Tronco in conjunction with your offering, it appears that replacing the phrase "a distribution to the Company" with "any payment from Tronco" or similar language, would more accurately portray your role and this uncertainty. Please revise your disclosures to clarify.

Please also expand your disclosures to include the timeframe for collecting the balance of the Tronco Loan that has not been repaid as of December 31, 2014, through the sale of the Tronco assets, also to clarify the nature, form and extent of reassurance that is being provided by the Meiers and their trusts, regarding their ability and intent to repay the balance of the Tronco Loan.

3.   We have read the analysis that you submitted in response to prior comment two, regarding your view that Tronco Energy Corporation should not be consolidated as a variable interest entity. In your analysis you state that "SDC currently intends to collect repayment of the outstanding principal and accrued interest from the proceeds from Tronco's asset sales...and currently has no intention to foreclose upon Tronco's collateralized oil and gas assets so long as Tronco is actively making progress in selling tis assets."

Given that you report the fair value of Tronco assets was $3,866,001 as of December 31, 2013, the basis for your view on recoverability is unclear. If you now expect that proceeds from selling these assets will be sufficient to recover the loan that you value at $8,261,637, then please expand your disclosure on page 38 to describe the reasons for the recent change in your expectations. Otherwise, you should expand your disclosure to explain that unless the assets are sold for an amount greater than your estimate of fair value, there will be a deficiency and your only recourse for recovering the balance will be to pursue an action under the guarantee with Meirers and their trusts, while also noting the inherent uncertainty arising from the association as your controlling shareholders.

As for your view on consolidation we would like to better understand how you applied the guidance in FASB ASC 810-10-25-42 through 44, and 25-51 through 54, pertaining to the interests of related parties and implicit variable interests, in deciding you were not most closely associated with Tronco Energy Corporation, and therefore the primary beneficiary. We do not see how the analysis that you provided reflects consideration of these requirements. Please revise your analysis as necessary to clarify, also to explain your view on significance as it relates to this determination, with details sufficient to understand how your apparent role as the principal guarantor prior to the offering, and principal creditor subsequently, of an amount that appears to exceed the fair value of its assets, is less significant than those interests held by your other related parties.

Since the loan that you will acquire is secured by the assets of Tronco Energy Corporation, where the fair value of such assets appears to correlate directly with your prospect for recovery, please also clarify the level of significance placed on the guarantees of Meirers and their trusts, and if pertinent to your view, explain how these are properly viewed as activities of the variable interest entity, and therefore properly considered in identifying the primary beneficiary.

4.   Please expand your disclosure to describe the nature of any recourse provisions that would enable you to recover from third parties any amounts paid under the guarantee, including the nature of any assets held by such parties that you may obtain and liquidate, to comply with FASB ASC 460-10-50-4(d) and (e).

Pro Forma Combined and Consolidated Financial Statements, page F-31

5.   We note that you revised the disclosure in Note 1 on page F-34 in response to prior comment three to clarify that the fair value of the assets acquired and the sellers note was established by management of the Company, which was based in part on consideration of a third party valuation. It appears you need to similarly revise the narrative preceding the pro forma financial statements on page F-31 where you indicate the allocation of purchase price is based on a third party valuation of the fair value of the assets acquired and liabilities assumed.

6.   We note that in addition to providing a pro forma adjustment to show the distribution of real estate investments to the existing shareholders, you are also reflecting the distribution of notes payable of $1,767,455 as of December 31, 2013. Please also address the adjustment to Long-term debt of ($459,788); if it relates to pro forma adjustment 3, revise the narrative accordingly.

7.   We note that you have a pro forma adjustment to reflect interest income under the Tronco Loan of $1,102,095, as described in footnote 8 on page F-36. Given that you expect assets to be liquidated during 2014 to repay the loan, it does not appear that you expect to continue recognizing such income in future periods. Unless you are able to demonstrate

otherwise, it appears you would need to remove this adjustment to comply with Rule 11-02(b)(6) of Regulation S-X.

Exhibits

8.   Please obtain and file updated and current auditor consents with your next amendment to the registration statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Eugenie D. Rivers